UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
or

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number: 333-110798
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Premco Products, Inc. Employees’ Savings and Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JLG Industries, Inc.
1 JLG Drive
McConnellsburg, PA 17233-9533

PREMCO PRODUCTS, INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Pages
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available For Benefits at December 31, 2005 and 2004	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	4

Notes to Financial Statements	5

Supplemental Schedule *:

Form 5500, Schedule H, Part IV, Item 4i — Schedule of Assets (Held at End of Year)	11

Exhibit:

23 Consent of Independent Registered Public Accounting Firm.
EX-23

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Administrative Committee
Premco Products, Inc. Employees’ Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Premco Products, Inc. Employees’ Savings and Investment Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Baltimore, Maryland
June 21, 2006

FINANCIAL STATEMENTS

Premco Products, Inc.
Employees’ Savings and Investment Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS
Investments, at fair value	$83,306	$32,775
Employer contribution receivable	35,659	—

Total assets	118,965	32,775

LIABILITIES	—	—

Net assets available for benefits	$118,965	$32,775

The accompanying notes are an integral part of these financial statements.

Premco Products, Inc.
Employees’ Savings and Investment Plan
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2005	2004
Additions
Additions to net assets attributed to:
Net appreciation in fair value of investments	$9,066	$2,328
Employer contributions	49,572	—
Employee contributions	28,627	26,793
Rollovers	—	3,509

Total additions	87,265	32,630

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	1,025	7,451
Administrative expenses	50	—

Total deductions	1,075	7,451

NET INCREASE	86,190	25,179

Net assets available for benefits
Beginning of year	32,775	7,596

End of year	$118,965	$32,775

The accompanying notes are an integral part of these financial statements.

Premco Products, Inc.
Employees’ Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF THE PLAN
The following brief description of the Premco Products, Inc. Employees’ Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.
General
The Plan was established effective September 1, 2003 and is a defined contribution plan covering all eligible employees of Premco Products, Inc. (the “Company”). The purpose of the Plan is to provide retirement benefits to eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan is administered by the Administrative Committee (the “Plan Administrator”) of JLG Industries, Inc. (“JLG”). The Company is a subsidiary of JLG. The Plan Administrator interprets the Plan document, establishes procedures to implement provisions of the Plan, and authorizes other disbursements from the Plan. The Plan Administrator has engaged Massachusetts Mutual Life Insurance Company (the “Custodian”) as custodian for the Plan assets.
Participation
Employees become participants in the Plan on the first day of the month following 30 days of employment. Participants’ accounts are credited with their salary deferral contributions and the Company’s profit sharing contributions. Participants also receive allocations of Plan earnings or losses. Allocations of Plan earnings are based upon participants’ average account balances.
Participants direct their contributions into the twelve investment options. Participants may change their investment elections daily in 5% increments. Participants may change their investment options at any time, via telephone or Internet.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from 1 to 5 years (longer if loan is being used to purchase a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates are based on prime plus one percent. Principal and interest are paid ratably through payroll deductions.
Contributions
The Plan provides for contributions by employees through salary reductions. Employer matching and profit sharing contributions are discretionary. The Company made a discretionary profit sharing contribution to the Plan for 2005 and made no discretionary matching and profit sharing contributions to the Plan for 2004.
Each participating employee elects to enter into a written salary reduction agreement with the Company, thereby contributing to his or her salary reduction account a whole percentage of compensation per payroll period, not to exceed 20% of the participant’s compensation as defined in the Plan.

Premco Products, Inc.
Employees’ Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF THE PLAN — Continued
Distributions
Participants’ accounts are payable upon attaining age 59 1/2 and election by the participant or age 70 1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan also provides for withdrawal of the participant’s salary reduction account or the vested portion of his/her employer account in certain hardship situations.
On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, a life annuity or installment payments.
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of such termination, the net assets available for benefits of the Plan are to be distributed in accordance with the provisions of the Plan, but in no event shall any amounts be returned to the Company.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants become vested in their account balances as follows immediate and full vesting of their 401(K) contributions and graduated vesting in their Company profit sharing and matching contributions. Participants become fully vested in their Company matching contributions and profit sharing accounts after four years of service, with 25% vesting after two years, 50% vesting after three years, and 100% vesting after four years of service. Upon termination of employment, a participant receives the vested portion of their accounts in accordance with Plan provisions.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements have been consistently prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis under GAAP.

Premco Products, Inc.
Employees’ Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2005 and 2004
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
Estimates
In preparing financial statements in conformity with GAAP, the Plan Administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenue and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation
Investments are stated at fair value. Fair value is based on the quoted market price, if it is available. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds are valued at the aggregate of the quoted market prices of the underlying securities. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Forfeited Accounts
For the years ended December 31, 2005 and 2004, $673 and $0, respectively, of forfeitures of Company contributions were used to offset current employer contributions. At both December 31, 2005 and 2004, no forfeited amounts were available to pay the expenses of the Plan and reduce future employer contributions. Forfeitures, if any, are used to pay the expenses of the Plan and employer contributions for the Plan on behalf of the remaining participants. If a participant returns to employment with the Company before incurring a “forfeiture break in service” (a period of five consecutive Plan years in which the participant is credited with 500 or fewer hours of service), then the forfeited account is completely restored.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Costs
The Company may pay all or part of the out-of-pocket administrative expenses of the Plan.
NOTE C — TAX STATUS
The Plan is exempt from income taxes under Section 401(a) of the Internal Revenue Code. The Plan obtained a determination letter on July 18, 2002, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the Plan’s financial statements.

Premco Products, Inc.
Employees’ Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2005 and 2004
NOTE D — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2005	2004
JLG Company Stock Fund	$15,470	$	*
Mutual Funds and Pooled Separate Accounts:
MM Small Company Opportunities Fund	14,165		10,471
MM Money Market Fund	12,228		4,463
Vanguard Institutional Index Fund	11,708		*
PIMCO Total Return Fund	7,924		9,587
MM Large Cap Value Fund	6,513		*
MM Focused Value Fund	*		1,926
MM Growth Equity Fund	*		2,356

*	Amount does not exceed 5% of Plan assets at the end of the year.
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
JLG Company Stock Fund	$7,160	$114
Mutual Funds and Pooled Separate Accounts	1,906	2,214

	$9,066	$2,328

NOTE E — TERMINATION OF THE PLAN
The Company intends to continue the Plan indefinitely; however, the Company reserves the right to reduce, suspend or discontinue contributions to the Plan or to terminate the Plan at any time by vote of the Plan Administrator. Upon termination of the Plan, all amounts credited to the participants’ accounts shall become fully vested. Timing of distribution of Plan assets would be determined by the Plan Administrator.
NOTE F — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by the Custodian. The Custodian is the trustee as defined by the Plan. The Plan also invests in common stock of the Company. These qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $50 and $0, respectively, for the years ended December 31, 2005 and 2004.
NOTE G — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Premco Products, Inc.
Employees’ Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2005 and 2004
NOTE H — RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the net assets available for benefits per the financial statements for the year ended December 31, 2005:

2005
Net assets available for benefits per the financial statements	$118,965
Employer contribution receivable	(35,659)

Net assets available for benefits per the Form 5500	$83,306

The following is a reconciliation of changes in net assets per the financial statements for the year ended December 31, 2005 to the Form 5500:

2005
Changes in net assets available for benefits per the financial statements	$86,190
Employer contribution receivable	(35,659)

Changes in net assets available for benefits per the Form 5500	$50,531

SUPPLEMENTAL INFORMATION

Premco Products, Inc.
Employees’ Savings and Investment Plan
FORM 5500, SCHEDULE H, PART IV, ITEM 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN: 05-0543473
PLAN NO.: 002
December 31, 2005

		Current
Identity of Issues	Description	Value

* JLG Company Stock Fund	Common Stock Fund	$15,470
* Massachusetts Mutual Life Insurance Company:
Small Company Opportunities Fund	Pooled Separate Account	14,165
Money Market Fund	Money Market Fund	12,228
Large Cap Value Fund	Pooled Separate Account	6,513
Focused Value Fund	Pooled Separate Account	4,481
Growth Equity Fund	Pooled Separate Account	3,645
Small Cap Growth Equity Fund	Pooled Separate Account	1,388
Mid Cap Growth II Fund	Pooled Separate Account	1,286
Quest Balanced Fund	Pooled Separate Account	79
Vanguard Institutional Index Fund	Mutual Fund	11,708
PIMCO Total Return	Mutual Fund	7,924
Oakmark International Fund	Mutual Fund	3,373
* Participant Loan	Interest 6.25%, term 5 years	1,046

		$83,306

*	Party-in-interest.

EXHIBITS
23 Consent of Grant Thornton LLP
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Premco Products Inc. Employees’ Savings
and Investment Plan
(Name of Plan)

Date: June 29, 2006	/s/ Thomas D. Singer

Thomas D. Singer
Senior Vice President, General Counsel and
Secretary

Premco Products, Inc.
Employees’ Savings and Investment Plan
EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Grant Thornton LLP